EXHIBIT (a)(1)(ii)

FORM OF MEMORANDUM TO ELIGIBLE HOLDERS OF STOCK OPTIONS SENT ON October 23, 2002

      I am pleased to announce that the Board of Directors of The 3DO Company ("3DO," we" or "our") approved a Voluntary Stock Option Exchange Program (the "Exchange Program") that began today in which 3DO is offering eligible persons the opportunity to exchange certain outstanding, unexercised stock options to purchase shares of 3DO common stock. Our Board decided to offer the Exchange Program because stock options continue to be an important component of our total compensation program, and because the Board is seeking to address the fact that some of the outstanding options granted in the past years have exercise prices significantly higher than the current market price of 3DO shares.

      In a subsequent email, you will receive documents related to the Exchange Program dated October 23, 2002, including the Offer to Exchange Certain Outstanding Options for New Options, which details the terms and conditions of the Exchange; the Election Form for tendering Old Options; the Notice to Withdraw from the Offer; copies of our 1993 Incentive Stock Plan and our 2002 Option Plan; and our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. These documents will also be posted on Express. We strongly urge you to read all of these materials carefully and consider the risks associated with participating or not participating in the Exchange Program before making your decision.

      You have previously received an invitation to meet with me regarding compensation, and I will present the Exchange Program at that time. I encourage you to attend.

      We thank you for your continued dedication and contributions to 3DO.

      Trip Hawkins, Chief Executive Officer and Chairman of the Board of
Directors